UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

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Eco Building Products, Inc.
(Name of Registrant as Specified In Its Charter)

N/A
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Table of Contents

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August 27, 2013

Dear Stockholder:

You are cordially invited to attend a special meeting of our stockholders on September 24, 2013, at 3 p.m. Pacific Standard Time, at 909 West Vista Way, Vista CA. 92083. Matters on which action will be taken at the meeting are explained in detail in the attached Notice and Proxy Statement.

Our Annual Report for the year ended June 30, 2012 on Form 10-K, as amended on June 12, 2013 and subsequently amended on July 22, 2013 is available through our website at *http://www.ecob.net/index.php* under the heading "Investor Relations". Additionally, a form of proxy card and information on how to vote by mail, through the Internet, or by phone is included herein.

We sincerely hope that you will be able to attend the meeting in person and we look forward to seeing you. **Whether or not you expect to be present at the meeting, please promptly vote as your vote is important.** Instructions regarding the various methods of voting are contained on the proxy card, including voting by mail, through the Internet, or by phone. If you attend the special meeting, you may revoke your proxy and vote your own shares.

Sincerely,

Eco Building Products, Inc.

/s/ Steve Conboy
Steve Conboy
Chairman of the Board of Directors,
President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON SEPTEMBER 24, 2013

To the stockholders of Eco Building Products, Inc.,

You are cordially invited to attend a special meeting of stockholders of Eco Building Products, Inc. to be held at 909 West Vista Way, Vista CA 92083 on September 24, 2013 at 3 p.m. Pacific Standard Time. At the special meeting you will be asked to vote on the following matters:

- Proposal 1: To approve an amendment to the Company's Articles of Incorporation to increase the number of the authorized shares of common stock, par value $0.001 per share, from 500,000,000 to 2,000,000,000;

- Proposal 2: To approve an amendment to the Company's Articles of Incorporation to authorize a class of undesignated or "blank check" preferred stock, consisting of up to 500,000,000 authorized shares, which may be issued in one or more series, with such rights, preferences, privileges and restrictions as shall be fixed by the Company's Board of Directors; and

● Proposal 3: To approve an amendment to the Company's Articles of Incorporation to effect a reverse stock split of the outstanding shares of the Company's common stock, at a reverse stock split ratio of up to 1 for 20, as determined by the Board of Directors in its sole discretion.

The Board of Directors recommends that you vote at the special meeting "FOR" Proposals 1, 2, and 3. These items of business are more fully described in the proxy statement that is attached to this Notice. The Board of Directors has fixed the close of business on August 26, 2013 as the "Record Date" for determining the stockholders that are entitled to notice of and to vote at the special meeting and any adjournments thereof. A list of stockholders entitled to vote at the meeting will be available for examination for a period of ten days before the meeting in person at our corporate offices in Vista, California, and also at the meeting. Stockholders may examine the list for purposes related to the meeting.

It is important that your shares are represented and voted at the meeting. You can vote your shares by completing, signing, dating, and returning your completed proxy card or vote by mail, over the Internet, or by phone by following the instructions included in the proxy statement. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the proxy statement.

You may attend the special meeting and vote in person even if you have previously voted by proxy in one of the ways listed above. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

By Order of the Board of Directors

/s/ Steve Conboy
Director, President and Chief Executive Officer

Vista, California
August 27, 2013

TABLE OF CONTENTS

Stockholders Should Read the Entire Proxy Statement Carefully Prior to Returning Their Proxies

PROXY STATEMENT

FOR

THE SPECIAL MEETING OF STOCKHOLDERS

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors of Eco Building Products, Inc. for use at our special meeting of stockholders to be held at 909 West Vista Way, Vista CA. 92083 on September 24, 2013 at 3 p.m. Pacific Standard Time. Voting materials, including this proxy statement, and the proxy card are being delivered to all or our stockholders on or about

QUESTIONS AND ANSWERS

Following are some commonly asked questions raised by our stockholders and answers to each of those questions.

What may I vote on at the special meeting?

At the special meeting, stockholders will consider and vote upon the following matters:

- To approve an amendment to the Company's Articles of Incorporation to increase the number of the authorized shares of common stock, par value $0.001 per share, from 500,000,000 to 2,000,000,000;

- To approve an amendment to the Company's Articles of Incorporation to authorize a class of undesignated or "blank check" preferred stock, consisting of up to 500,000,000 authorized shares, which may be issued in one or more series, with such rights, preferences, privileges and restrictions as shall be fixed by the Company's Board of Directors; and

- To approve an amendment to the Company's Articles of Incorporation to effect a reverse stock split of the outstanding shares of the Company's common stock, at a reverse stock split ratio of up to 1 for 20, as determined by the Board of Directors in its sole discretion.

How does the Board of Directors recommend that I vote on the proposals?

The Board of Directors recommends a vote "**FOR**" the approval of the amendment to the Company's Articles of Incorporation to increase the number of the authorized shares of common stock from 500,000,000 to 2,000,000,000, "**FOR**" the approval of the amendment to the Company's Articles of Incorporation to create blank check preferred shares in the aggregate amount of up to 500,000,000, and "**FOR**" the approval of the amendment to the Company's Articles of Incorporation to effect a reverse stock split of the outstanding shares of the Company's common stock, at a reverse stock split ratio of up to 1 for 20, as determined by the Board of Directors in its sole discretion..

How do I vote?

You can vote either in person at the special meeting or by proxy, by mail, by fax, by phone or over the Internet whether or not you attend the special meeting. To obtain directions to attend the special meeting, please call (760) 732-5826. If your shares are registered directly in your name with our transfer agent, Fidelity Transfer Company, you are considered the stockholder of record with respect to those shares and we are sending a Notice directly to you. As the stockholder of record, you have the right to vote in person at the special meeting. If you choose to do so, you may vote at the special meeting using the ballot provided at the meeting. **Even if you plan to attend the special meeting in person, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting in person.**

Most of our stockholders hold their shares in street name through a stockbroker, bank or other nominee rather than directly in their own name. In that case, you are considered the beneficial owner of shares held in street name and the Notice is being forwarded to you. As the beneficial owner, you are also invited to attend the special meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the special meeting unless you obtain a "legal proxy" from the stockbroker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. You will need to contact your stockbroker, trustee or nominee to obtain a legal proxy, and you will need to bring it to the special meeting in order to vote in person.

You can vote by proxy in three ways:

- by mail – If you received your proxy materials by mail, you can vote by mail by using the enclosed proxy card;

- by Internet – You can vote by Internet by following the instructions on the Notice to access the proxy materials or on your proxy card if you received your materials by mail;

- By phone -- You can vote by phone by following the instructions on the Notice to access the proxy materials or on your proxy card if you received your materials by mail.

If you vote by proxy, your shares will be voted at the special meeting in the manner you indicate.

The Internet and phone voting system for stockholders of record will close at 11:59 p.m., Mountain Standard Time, on September 23, 2013. Please refer to the proxy card for details on all methods of voting.

What happens if I do not give specific voting instructions?

If you hold shares in your name and you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors on all matters. If you hold your shares through a stockbroker, bank or other nominee and you do not provide instructions on how to vote, your stockbroker or other nominee may exercise their discretionary voting power with respect to certain proposals that are considered as "routine" matters. **If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform us that it does not have the authority to vote on these matters with respect to your shares.** This is generally referred to as a "broker non-vote." When the vote is tabulated for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. In the absence of specific instructions from you, your broker does not have discretionary authority to vote your shares with respect to Proposal 1 - Approval of amendment to Articles of Incorporation to Increase Authorized Shares, Proposal 2 - Approval of amendment to Articles of Incorporation to Authorize Preferred Shares, and Proposal 3 - Approval of amendment to Articles of Incorporation to Effect Reverse Split. **We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the notice.**

What is the quorum requirement for the special meeting?

On August 26, 2013, the Record Date for determining which stockholders are entitled to vote, there were 459,913,569 shares of our common stock outstanding which is our only class of voting securities. Each share of common stock entitles the holder to one vote on matters submitted to a vote of our stockholders. A majority of our outstanding common shares as of the Record Date must be present at the special meeting (in person or represented by proxy) in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, even if you wish to abstain from voting on some or all matters introduced at the special meeting, if you are present and vote in person at the meeting or have properly submitted a proxy card or voted by phone or by using the Internet.

How can I change my vote after I return my proxy card?

You may revoke your proxy and change your vote at any time before the final vote at the special meeting. You may do this by signing a new proxy card with a later date, by voting on a later date by using the Internet (only your latest Internet proxy submitted prior to the special meeting will be counted), or by attending the special meeting and voting in person. However, your attendance at the special meeting will not automatically revoke your proxy unless you vote at the special meeting or specifically request in writing that your prior proxy be revoked.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within our company or to third parties, except:

- as necessary to meet applicable legal requirements;

- to allow for the tabulation of votes and certification of the vote; and

- to facilitate a successful proxy solicitation.

Any written comments that a stockholder might include on the proxy card will be forwarded to our management.

Where can I find the voting results of the special meeting?

The preliminary voting results will be announced at the special meeting. The final voting results will be tallied by our Inspector of Elections and reported in a Current Report on Form 8-K which we will file with the SEC within four business days of the date of the special meeting.

How can I obtain a separate set of voting materials?

To reduce the expense of delivering duplicate voting materials to our stockholders who may have more than one Eco Building Products, Inc. stock account, we are delivering only one Notice to certain stockholders who share an address, unless otherwise requested. If you share an address with another stockholder and have received only one Notice, you may write or call us to request to receive a separate Notice. Similarly, if you share an address with another stockholder and have received multiple copies of the Notice, you may write or call us at the address and phone number below to request delivery of a single copy of this Notice. For future special and/or annual meetings, you may request separate Notices, or request that we send only one Notice to you if you are receiving multiple copies, by writing or calling us at:


Eco Building Products, Inc.
Attention: Steve Conboy
909 West Vista Way
Vista, California 92083
Tel: (760) 732-5826
Fax: (760) 732-5845


Who pays for the cost of this proxy solicitation?

We will pay the costs of the solicitation of proxies. We may also reimburse brokerage firms and other persons representing beneficial owners of shares for expenses incurred in forwarding the voting materials to their customers who are beneficial owners and obtaining their voting instructions. In addition to soliciting proxies by mail, our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally, electronically or by telephone.

What is the voting requirement to approve the proposals?

The proposal to approve an amendment to the Company's Articles of Incorporation to increase the amount of authorized shares of common stock will be approved if there is a quorum and the votes cast "FOR" the proposal exceeds those cast against the proposal. The proposal to approve an amendment to the Company's Articles of Incorporation to create blank check preferred stock will be approved if there is a quorum and the votes cast "FOR" the proposal reaches the majority of the outstanding voting power. The proposal to approve an amendment to the Company's Articles of Incorporation to effect a reverse stock split will be approved if there is a quorum and the votes cast "FOR" the proposal exceeds those cast against the proposal.

Abstentions and broker non-votes will be treated as shares that are present, or represented and entitled to vote for purposes of determining the presence of a quorum at the special meeting. Abstentions will not be counted in determining the number of votes cast in connection with any matter presented at the special meeting. Broker non-votes will not be counted as a vote cast on any matter presented at the special meeting.

Do I Have Dissenters' (Appraisal) Rights?

Appraisal rights are not available to our shareholders with any of the proposals described above to be brought before the special meeting of shareholders.

How can I obtain additional information about Eco Building Products?

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, which requires that we file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, including Eco Building Products, that file electronically with the SEC. The SEC's website address is www.sec.gov. In addition, our filings may be inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E. Washington, DC 20549; and at the SEC's regional offices at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Room 1400, Chicago, IL 60661. Copies of the material may also be obtained upon request and payment of the appropriate fee from the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, DC 20549.

WHO CAN HELP ANSWER YOUR QUESTIONS?

If you have any questions or need assistance in voting your shares, you may contact our proxy solicitor, Innisfree M&A Incorporated, toll-free, at 888-750-5834. Banks and brokers may call collect – 212-750-5833. You may seek answers to your questions by writing, calling or emailing us at:


Steve Conboy
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083
Tel: (760) 732-5826
Fax: (760) 732-5845
investors@ecob.net


PRINCIPAL STOCKHOLDERS

The following information table sets forth certain information regarding the Company's common stock owned on August 26, 2013, by (i) each who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, and or (ii) each director and officer, and (iii) all officers and directors as a group:

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Class
Steven Conboy, Chief Executive Officer/Director	0	0%
Mark Vuozzo, Chief Technical Officer	0	0%
All Officers and Directors as a Group (2 persons)	0	0%
Manhattan Resources, Ltd	40,500,000	8.8%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following sets forth a summary of transactions since the beginning of the fiscal year of 2011, or any currently proposed transaction, in which the Company was to be a participant and the amount involved exceeded or exceeds $120,000 or one percent of the average of the Company's total assets at year end for the last two completed fiscal years and in which any related person had or will have a direct or indirect material interest (other than compensation described under "Executive Compensation"). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

In December 2010, SLM Holding PTE, Ltd. ("SLM"), a wholly owned subsidiary of Manhattan Resources Limited ("MRL") and related party, purchased the New Notes and the Placement Agent notes held by a 3rd party from a prior financing. On January 12, 2011, SLM agreed to terminate 27,037,500 Series A through G warrants and conversion features related to these acquired notes for nominal consideration of $10. The conversion features formerly comprised all rights granted to the note holders to convert debt to 4,012,500 shares of the Company's common stock. The payment terms of note were modified requiring that the balance of the note to be paid down to $1.0 million in February 2011 with the remainder of the note incurring monthly interest at 8% per annum with the principal balance due when an intended $5.0 million credit facility is authorized. As indicated above the balance due the related party at June 30, 2011 including accrued interest was $1,029,111. The balance due plus accrued interest was fully paid on July 26, 2011 through proceeds received from the credit facility

At June 30, 2011, the Company had a note payable due to its Chief Executive Officer who is also a Director and significant shareholder with a balance of $174,217, including accrued interest. This note is due on demand and accrues interest at 9% per annum. Any unpaid principal after the date that demand is made accrues interest at 18% per annum. A total of $20,029 of interest was accrued on this note during the year ended June 30, 2011 and was charged to operations. During the year, borrowings on this note totaled $814,638 and principal repayments totaled $640,401.

At June 30, 2011, the Company had advances payable of $63,163 to the Chief Technical Officer who is also a director and significant shareholder. Such advances bear no interest and are due on demand. During the year June 30, 2011, the Company received advances totaling $171,500 from this officer and has repaid $108,337 during the same period.

As of June 30, 2011, a total of $363,500 (or approximately 77%) of the Company's Property and Equipment had been purchased from two related entities that are controlled by the Company's President, who is also a majority shareholder. The Property and Equipment, which was purchased in fiscal 2010, was recorded based on the carryover basis which also represented the purchase price.

During the years ended June 30, 2011 and 2010, the Company made inventory purchases totaling $7,478 and $400,886, respectively, from companies controlled by the Company's President. The 2010 inventory purchases were recorded based on the carryover basis which also represented the purchase price.

During the year ended June 30, 2011, the Company recorded revenues of $38,527 through sales of their lumber products to an entity owned by the Company's Chief Executive Officer. The Company maintains that the sales were at current pricing. As of June 30, 2011, $6,421 is due from this entity.

In January 2010, the Company entered into a lease of a manufacturing facility in Colton, California for nine months. These facilities were previously leased and utilized by a company controlled by the Company's President and majority shareholder.

On February 14, 2011, the Company also entered into a revolving credit and warrant purchase agreement (the "Credit and Warrant Agreement") with MRL. The Credit and Warrant Agreement did not go into effect until it is ratified by the shareholders of MRL, on July 26, 2011.

Pursuant to the terms of the Credit and Warrant Agreement, MRL extended a $5,000,000 revolving facility (the "Loan Facility") in advances of $500,000, each, from time to time. On July 26, 2011, the Company drew down $3.0 million on the Loan Facility. In consideration of the Loan Facility, the Company issued MRL a 5-year warrant to subscribe for 50,000,000 common shares at an exercise price of $0.10 per share (the "Warrant"). The warrants were valued at $12,170,000 on July 26, 2011 and expire on July 26, 2016. The valuation of these warrants was determined using the Black-Scholes option pricing model using an exercise period of 5 years, risk free rate of 1.51%, volatility of 142.69%, and a trading price of the underlying shares of $0.26.

On July 26, 2011, principal balance and accrued interest of the debt outstanding to MRL as of June 30, 2011 of $1,029,111 was fully paid using the funds received from a $3.0 million draw down on the Loan Facility.

For the period from July 1, 2011 through July 27, 2011, the Company received loan advances from its President totaling $166,000. During the same period, the Company repaid him a total of $448,476 of which $1,615 was allocated to interest.

During the year ended June 30, 2012, the Company offered MRL, an arrangement for all their interests in the Company and the Company's obligations to any of them would be exchanged for a promise to make a future buyout payment (the "MRL Offer". On July 9, 2012, the Company's counsel advised the Company that the aspect of the Offer, below, and the communication that an agreement was reached is legal grounds, subject to potential judicial determination, supporting the Company's conclusion that MRL had agreed to the Company's offer including selling all interests back to the Company for the promise of a future payment, as further explained below. If judicial action was taken, Eco may or may not be successful.

On June 13, 2012, Eco was in negotiation with MRL regarding the offer Eco has presented to MRL and MRL can response to the offer on or before September 15, 2012.

The Offer was as follows:

1. MRL surrenders all rights and interests in Eco. This includes all securities.
2. Eco agrees to repay or pay MRL the sum of $10,000,000 USD on or before 24 months from acceptance, or June 13, 2014. (Recently determined to be an additional $500,000 USD as an interest, total $10,500,000.)
3. The only obligation that survives the settlement or agreement is the obligation of Eco to pay the sum stated.

In order to continue to gain market shares in the lumber industry, on July 11, 2012, the Company received one hundred million or $100,000,000.00 dollar standby letter of credit from InsurFinancial Holdings Plc backed by Bank of China to support the major expansion in the Company's core business. This facility credit support will last for four years and will not expire until December 4th, 2016.

Additionally, the agreement grants an option that allows InsurFinancial Holdings, Plc to convert their fee into an equity investment of up to five million or $5,000.000.00 dollars each year for the next four years. The option calls for the share price of the additional equity investment to be calculated at 120% of the three month trailing average of ECOB's stock. The Company now has the availability of credit which should enhance credit support for the future liabilities incurred in the rapid expansion of the demand for its products.

At the time the Company executed the agreement with InsurFinancial and accepted the assignment of the SBLC the Company was in negotiation with MRL to surrender all rights and interest in the Company. Verbal agreements had been reached with the management of MRL to achieve these set forth goals. These discussions included full payment of the original investment back to MRL of ten million dollars and five hundred thousand in interest payable over a 24 month period and to be secured by the hundred million SBLC. InsurFinancial was notified of the verbal agreement and had accepted the Company's current negotiation as acceptable to move forth. These communications with MRL allowed management to be comfortable to move forth with the assignment of the SBLC. Subsequently MRL was not able to verify and accept the SBLC as a guarantee towards settlement.

6

On August 13, 2012, the Company entered into a Securities Purchase Agreement wherein the Company agreed to privately issue and sell and the purchaser identified on the signature page to the Purchase Agreement or the Purchaser agreed to purchase (i) $1 million, in the aggregate, of Original Issue Discount Senior Secured Convertible Debentures due on November 13, 2012 or the Debentures and (ii) an aggregate of 3,500,000 shares of the Company's common stock, par value $0.001 per share. The closing of the Offering occurred on August 13, 2012.

The Company sold to the Purchaser the Debenture having a principal amount of $1,080,000. At any time after the six month anniversary of the Original Issue Date until the Debenture is no longer outstanding, the Debenture shall be convertible, in whole or in part, into shares of Common Stock at the option of holder, subject to certain conversion limitations set forth in the Debenture, at a conversion price equal to the lesser of (i) $0.08, subject to adjustment there under, and (ii) 80% of the average of the lowest 3 closing prices during the 3 trading days immediately prior to any such date of conversion.

Upon any Event of Default as defined in the Debenture, the outstanding principal amount of the Debenture, plus liquidated damages, interest and other amounts owing in respect thereof through the date of acceleration, shall become, at holder's election, immediately due and payable in cash. Commencing after the occurrence of any Event of Default, the interest rate on the Debenture shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. The Company is subject to certain non-financial covenants under the Debenture also. The Debenture contains full anti-dilution protective provisions as described therein.

On September 6, 2012 ECOB was notified by MRL that ECOB was in default of the Revolving Credit and Warrant Purchase Agreement and a 45-day period to cure the default. The Company has until October 20, 2012 to cure the default.

On October 19, 2012, the Company has not been successful to monetize or obtain a beneficial credit enhancement with vendors or customers or others, relating to the $100 million standby letter of credit (SBLC) with Bank of China or SBLC in several business transactions as it was intended to be useful for. The Company was unable to monetize the SBLC to meet the intended expectations. The SBLC had a provision to be assignable. The Company successfully assigned the SBLC back to InsurFinancial Holdings releasing the Company of any ability to utilize the SBLC or incur any expenses as a result.

On October 25, 2012, the Board of Directors of the Corporation determined it is in the best interests of the Corporation to issue 4,412,512 restricted common stock shares to Manhattan Resources Limited (MRL) in lieu of a cash interest payment as part of an offer or resolution it is seeking to cure the default as stated above. Subsequently the stock certificate was rejected by MRL. The stock certificate was held by MRL attorney and never in the possession of MRL.

On October 25, 2012, the Board decided to present an offer to MRL to pay, in 24 months or less, the $10,000,000 reflecting the $5,000,000 worth of stocks and $5,000,000 outstanding line of credit of MRL, or take steps with the goal of registering the stock of MRL, and also, as part of a proposal to MRL, pay interest on the $5,000,000 outstanding line of credit from MRL quarterly in payment of shares of common stock.

On January 14, 2013, 2.5 million of non-restricted common stocks in the amount of $0.02/share equivalent to $50,000 were issued to Neil Dolgin for Debt Conversion from Irv Minnaker per Assignment and Assumption Agreement between Irving Minnaker (Assignor) and Neil Dolgin (Assignee). The Company agreed to pay 12% interest on $50,000 and the loan will be matured on January 14, 2013. On January 28, 2013, Certificate to be originally issued free trading on 2.5 million of common stocks was issued.

On January 29, 2013, Redwood Management LLC converted $200,000 principal amount to 14,814,814 amounts of common stocks at 0.135 conversion price. The balance of principal after conversion is $880,000. On January 30, 2013, Redwood Management LLC converted $64,750 principal amount to 4,796,296 amounts of common stocks at 0.135 conversion price. The balance of principal after conversion is $815,250.

The Company issued shares of common stocks to different recipients. On January 1, 2013, 1,000,000 shares of restricted common stock were issued to Royal Hudson, LLC with no cost basis for binding MOU between parties. On January 14, 2013, 1,000,000 shares of restricted common stocks with no cost basis were issued to Peter Kuhn for binding MOU between parties. 2,000,000 shares of restricted common stocks with $0.03/share were issued to Arthur Douglas for five months service based on existing contract. On February 4, 2013, 3,000,000 restricted common stocks with no cost were issued to Tonaquint, Inc with no cost basis for debenture between parties.

On February 6, 2013, Eco issued 2,000,000 shares of non-restricted stocks with $0.05/share for investment agreement dated and funded on July 9, 2012. On the same date, Eco removed the restriction on trading on a total of 2,000,000 common stocks issued to Alpha Capital Analyst for a debt conversion which last for six months.

On or about February 18, 2013, the litigation between Eco, Bluwood USA, Edgefield Lumber Co. and Mason McGowin was resolved in a manner acceptable to each party and the California Superior Court action and the Arbitration proceedings were dismissed. The resolution shall not have any material effect on the Company's financial positions. Any and all business relationships and issues which may have existed between the parties prior to this resolution have been terminated. Each party has put the disputes behind it and will concentrate on developing its respective businesses. The Company received a refund amount from the American Arbitration Association in the amount of 79,332.50 as a result of the above settlement.

On April 2, 2013, Redwood Management LLC converted $84,000 principal amount to 24,000,000 shares of common stock at 0.0035 conversion price. On April 18, 2013, Redwood Management LLC converted $60,000 principal amount to 24,000,000 shares of common stock at 0.0025 conversion price. On May 2, 2013, Redwood Management LLC converted $45,000 principal amount to 18,750,000 shares of common stock at 0.0024 conversion price. The balance of principal after conversions is $339,750.

On June 5, 2013 the President & CEO of the Corporation has determined that it is in the best interests of the Corporation and its shareholders that the stock issuance approved by the board and transacted on June 5th 2012 providing employee stock options shall be cancelled effective immediately. Furthermore the board confirms that the share certificates issued were never presented, promised or distributed to the employee's or otherwise and all stock certificates were held in the possession of the company at all times. The board consents to take the following action to retire SIXTEEN MILLION NINE HUNDRED THOUSAND (16,900,000) shares of common stock into the authorized but unissued treasury of the corporation. This action reverses the employee compensation stock option plan adopted on June 5, 2012.

On or about May 14, 2013, Alpha Capital Anstalt initiated an action against Eco Building Products, Inc., E Build and Truss, Inc. and Seattle Exchange Coffee in the United States District Court, Southern District of New York. The suit seeks $1,080,000. Plaintiff alleges Eco Building sold a debenture in the principal amount of $1,080,000 to Alpha and that Eco Building failed to pay off the debenture on the maturity date. Alpha agreed to assign the debenture to a third party. Upon information and belief, this third party has paid Alpha $960,000 to date.

On or about June 7, 2013 a settlement to the above mentioned action from Alpha Capital Anstalt was agreed upon by all parties involved. The agreement settles the dispute in full providing for final payment to Alpha Capital Anstalt and a dismissal of the action in the United States District Court, Southern District of New York.

On May 15, 2013 the President & CEO of the Corporation has determined that it is in the best interests of the Corporation and its shareholders that the shareholder Irving Minnaker loan and retire Five Million (5,000,000) shares of common stock into the authorized but unissued treasury of the corporation. Furthermore the shares were fully owned and held by Irving Minnaker and have been loaned and retired into treasury in order to facilitate pressing business matters. The Company will reissue shares to Irving Minnaker at a future date to be determined. The loan is to be settled in stock and no provision or expectation of settlement in cash was granted.

On May 15, 2013 the President & CEO of the Corporation has determined that it is in the best interests of the Corporation and its shareholders that the shareholder Mark Vuozzo loan and retire One Million Seven Hundred Fifty Thousand (1,750,000) shares of common stock into the authorized but unissued treasury of the corporation. Furthermore the shares were fully owned and held by Mark Vuozzo for over a period of two years, and have been loaned and retired into treasury in order to facilitate pressing business matters. The Company will reissue shares to Mark Vuozzo at a future date to be determined. The loan is to be settled in stock and no provision or expectation of settlement in cash was granted.

On May 15, 2013 the President & CEO of the Corporation has determined that it is in the best interests of the Corporation and its shareholders that the shareholder Steve Conboy loan and retire Twenty Three Million Four Hundred Eighty Seven Thousand Nine Hundred Two (23,487,902) shares of common stock into the authorized but unissued treasury of the corporation. Furthermore the shares were fully owned and held by Steve Conboy for over two years period, and have been loaned and retired into treasury in order to facilitate pressing business matters. The Company will reissue shares to Steve Conboy at a future date to be determined. The loan is to be settled in stock and no provision or expectation of settlement in cash was granted.

On May 31, 2013, The Company ("ECOB") entered into a Debt Assumption and Equity Cancellation Agreement (the "Agreement") with Redwood Management, LLC ("Redwood") and Manhattan Resources, Ltd ("MRL"). Terms of the Agreement are as set out below:

1) Subject to the terms and conditions of the Agreement, MRL sells, assigns and transfers to Redwood, all of its liabilities, obligations and commitments with respect to the loan and all interest payable thereon amounting in aggregate to US$5,488,083 (the "Debt") owing by ECOB to MRL under the Revolving Credit and Warrant Purchase Agreement dated 14 February 2011 between ECOB and MRL (the "Credit Agreement").

2) In consideration of the assignment of the Debt by MRL to Redwood, Redwood agrees to pay MRL an aggregate amount of US$3,300,000 (the "Aggregate Consideration") as follows:

    (i)   US$350,000 payable upon execution of the Agreement;

    (ii) US$125,000 payable on each of 17 June 2013, 15 July 2013 and 15 August 2013, unless the Authorization Event (as defined in (iii) below) has previously occurred;

    (iii) US$950,000 payable on the earlier of (a) the date that is thirty (30) days following the date on which ECOB's shareholders approve an amendment to ECOB's articles of incorporation providing for the increase of its authorized common shares ("Common Shares") to 1,500,000,000 authorized Common Shares (the "Authorization Event"), if such approval occurs pursuant to an action by written consent of shareholders in lieu of a meeting which is subsequently noticed to all shareholders through an information statement filed with the Securities and Exchange Commission on Schedule 14C (for purposes of clarification, the measurement of the thirty (30) days shall begin with the taking of the action by written consent and not the effectiveness of the information statement on Schedule 14C) (or the next business day thereafter, if such date falls on a Saturday or Sunday); (b) the date of the Authorization Event, if such Authorization Event occurs pursuant to vote of shareholders at a shareholder meeting held pursuant to a notice and proxy statement filed with the Securities and Exchange Commission on Schedule 14A; or (c) 16 September 2013; and

    (iv) US$300,000 per month commencing on the earlier of (a) the 15th of the month (or the next business day thereafter, if such date falls on a Saturday or Sunday) following the Authorization Event; or (b) 15 October 2013, and continuing until the balance of the Aggregate Consideration has been paid to MRL. In the event that ECOB repays any or all of the Debt, 100% of the proceeds received by Redwood with respect thereto shall be immediately paid to MRL, up to a maximum of US$3,300,000.

3) On the terms and subject to the conditions of the Agreement, upon execution of the Agreement, MRL shall surrender for cancellation 40,500,000 of its Common Shares (the "Cancelled Equity"). Upon receipt of the balance of the final payment of the Aggregate Consideration, MRL shall surrender for cancellation its remaining 40,500,000 Common Shares and all of its warrants ("Warrants") to purchase Common Shares.

4) In the event any payment of the Aggregate Consideration is not paid within 5 days of the due date, for any reason, then, at the option of the Company, the Agreement may be terminated by MRL by providing written notice to Redwood, with a copy to ECOB (a "Termination Notice"). Upon receipt of a Termination Notice, Redwood shall assign and transfer the Debt back to MRL, less the aggregate amount paid by Redwood to MRL prior to such default, and MRL shall be entitled to retain any payments previously paid to it. In addition, upon termination of the Agreement, ECOB shall issue to MRL a number of Common Shares in an amount equal to the number of Common Shares that constitute the Cancelled Equity, with the same terms and conditions of the Common Shares that had previously been cancelled.

5) Prior to the Authorization Event, provided that there has been no breach of the Agreement by Redwood, MRL agrees to vote all its Common Shares in favor of any amendment to ECOB's articles of incorporation providing for the increase of ECOB's authorized Common Shares.

6) ECOB grants to Redwood a security interest in, all of ECOB's right, title and interest in and to all of the personal property of ECOB whether now or hereafter existing, whether tangible or intangible, whether now owned or hereinafter acquired and wherever the same may be located. In the event that MRL exercises its termination right and the Debt is reassigned and returned to MRL, ECOB agrees that the foregoing security interest shall also be assigned and transferred to MRL in connection with the reassignment and return of the Debt.

7) Conditioned on the satisfactory payment of the Aggregate Consideration by Redwood, and provided that the Agreement is not earlier terminated by MRL as set out in Paragraph 4 above, MRL shall release and discharge ECOB and each of its respective affiliates, representatives, advisors, partners, officers, directors and employees and their respective successors and assigns from any and all claims, demands, causes of action and rights of every kind, nature or character arising or existing on or before the date of the Agreement; whether determined or undetermined, known or unknown, proven or unproven; whether asserted or subject to assertion in any jurisdiction, in any court or other forum or with any federal, state, county, municipal or other governmental authority, agency or official; and whether arising at law, in equity or otherwise, arising out of or from or in any way related to the Common Shares or Warrants.

On May 31, 2013, The Company ("ECOB") entered into a Securities Settlement Agreement (the "Agreement") with Redwood Management, LLC ("Redwood"). Terms of the Agreement are as set out below:

1) The Principal value of the note is Five Million Dollars ($ 5,000,000.00) with an annual interest rate of 12%. The term of the agreement is twelve months. Description of Debt: See above Debt Assumption and Equity Cancellation Agreement Dated May 31, 2013.

2) The COMPANY promises to pay to Redwood the Principal and Interest on the Maturity Date, or sooner if required hereby, unless to the extent of any completed conversion of Principal and or Interest as stated herein. THE COMPANY MAY PREPAY ANY PORTION OF THE PRINCIPAL AMOUNT AT 130% OF SUCH AMOUNT FOR THE FIRST SIX (6) MONTHS ON $3,300,000 OR MAXIMUM ALLOWED PER LAW, WHICHEVER IS LOWER, ALONG WITH ANY ACCRUED INTEREST AT ANY TIME UPON SEVEN DAYS WRITTEN NOTICE TO REDWOOD, PROVIDED THE COMPANY IS NOT IN DEFAULT OF THIS AGREEMENT, SUBJECT TO THE TERMS HEREIN. AFTER SIX MONTHS THE REDEMPTION STAYS ON AT 130% BUT ON THE FULL FACE VALUE OF $5,000,000.

3) At such time this note is satisfied the COMPANY will relieve from the balance sheet 3,025,148 in accrued liability for the value of the 50,000,000 warrants to be cancelled and MRL shall surrender for cancellation 40,500,000 of its remaining Common Shares all to be surrendered by Manhattan Resources, Ltd in connection with this Agreement and the Debt Assumption and Equity Cancellation Agreement Dated May 31, 2013.

Director Independence

Our Common Stock trades on the OTC Bulletin Board. As such, we are not currently subject to corporate governance standards of listed companies, which require, among other things, that the majority of the board of directors be independent. We are not currently subject to corporate governance standards defining the independence of our directors, and we have chosen to define an "independent" director in accordance with the NASDAQ Global Market's requirements for independent directors. We do not list the "independent" director definition we use on our Internet website.

Currently, Mr. Conboy serves as the sole member of our Board of Directors, and he is the only member of management who also serves on the Board of Directors. Under the NASDAQ rules, we have determined that Mr. Conboy currently does not qualify as an independent director.

Our Board of Directors will review at least annually the independence of each director. During these reviews, our Board of Directors will consider transactions and relationships between each director (and his or her immediate family and affiliates) and us and our management to determine whether any such transactions or relationships are inconsistent with a determination that the director was independent. The Board of Directors will conduct its annual review of director independence and to determine if any transactions or relationships exist that would disqualify any of the individuals who then served as a director under the rules of the NASDAQ Stock Market, or require disclosure under SEC rules.


RECENT DEVELOPMENTS


Stock Based Compensation

In response to an SEC comment and in accordance with ASC 718-20-35-9, the Company will recognize $3,549,000 stock compensation expense on April 30, 2013. The adjustment will be as stated below and incorporated in our upcoming fiscal year end 10K filing:

Dr. stock based compensation $3,549,000

Cr. Additional paid in capital $3,549,000


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

PROPOSAL 1

To approve an amendment to the Company's Articles of Incorporation, which would increase the number of authorized shares of common stock from 500,000,000 to 2,000,000,000.


General

Our Board of Directors unanimously approved and recommended for adoption by the shareholders the following Amendment to the Articles of Incorporation, (the "First Amendment"), whereby the first sentence in section 12 of the Articles of Incorporation is amended and restated to read in its entirety as follows:

"The corporation is authorized to issue 2,000,000,000 shares of common stock."

This Proposal 1 is to approve the First Amendment; however, as discussed below, we do not seek shareholder approval relating to any issuance of shares of common stock. If Proposal 1 is approved, the Board will file the First Amendment with the Secretary of State of Colorado. The increase in our authorized common stock will become effective on the date of filing.

Background and Reasons for the Proposed Amendment

As of August 26, 2013, we had 500,000,000 shares of our common stock authorized, of which 459,913,569 shares were issued and outstanding. The First Amendment would increase the number of shares of our common stock that the Company is authorized to issue from 500,000,000 to 2,000,000,000 shares of common stock. The par value of our common stock will not be affected by the First Amendment.


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Advantages, Disadvantages and Effects of the Proposed Increase in the Authorized Capital

In addition to the foregoing, in our efforts to further our business, our Board may seek to complete additional financings in the near future. At this time we do not have any plans to issue any shares. However, if and when we do determine to pursue an additional financing or business transaction, having additional authorized capital available for issuance in the future will give us flexibility and may allow such shares to be issued without the expense and delay of another shareholder meeting.

Additionally, at this time, the increase in authorized shares of common stock is not in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction.

Further, there are certain advantages and disadvantages of an increase in our authorized stock. The advantages include, among others, the ability to raise capital by issuing capital stock under the transactions described above, or other financing transactions, and to have shares of our capital stock available to pursue business expansion opportunities, if any. The disadvantages include, among others, the issuance of additional shares of our capital stock could be used to deter a potential takeover of us that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with our Board's desires. A takeover may be beneficial to independent stockholders because, among other reasons, a potential suitor may offer such stockholders a premium for their shares of stock compared to the then-existing market price. We do not have any plans or proposals to adopt provisions or enter into agreements that may have material anti-takeover consequences. In addition, shareholders do not have any preemptive or similar rights to subscribe for or purchase any additional shares of common stock that may be issued in the future and, therefore, future issuances of common stock may, depending on the circumstances, have a dilutive effect on the earnings per share, voting power and other interests of our existing shareholders.

Authorized, but unissued shares of common stock, may be used by the Company for any purpose permitted under Colorado law, including but not limited to, paying stock dividends to stockholders, raising capital, providing equity incentives to employees, officers, directors, and service providers, and entering into transactions that the Board believes provide the potential for growth and profit. Although, except as discussed in this Proposal 1, we presently have no plan, commitment, arrangement, understanding or agreement to issue additional shares of common stock (except pursuant to employee benefit plans or outstanding derivative securities), the Company may, in the future, issue common stock in connection with the activities described above or otherwise.

The increase in the authorized shares of common stock will not have any immediate effect on the rights of existing shareholders. However, as discussed above, if the shareholders approve the proposed amendment, our Board may cause the issuance of additional shares without further vote of our shareholders. These future issuances may be dilutive to our current common shareholders and may cause a reduction in the market price of our common stock. Current holders of common stock do not have preemptive or similar rights which means that current shareholders do not have a prior right to purchase any new issue of our capital stock in order to maintain their proportionate ownership. The issuance of additional shares of common stock would decrease the proportionate equity interest of our current shareholders and could result in dilution to our current shareholders.

As discussed above, the proposed amendment could, under certain circumstances, have an anti-takeover effect, although this is not the intention of this proposal. For example, in the event of a hostile attempt to obtain control of the Company, it may be possible for the Company to endeavor to impede the attempt by issuing shares of common stock, which would dilute the voting power of the other outstanding shares and increasing the potential cost to acquire control of the Company. The proposed amendment therefore may have the effect of discouraging unsolicited takeover attempts, potentially limiting the opportunity for our shareholders to dispose of their shares at a premium, which is often offered in takeover attempts, or that may be available under a merger proposal. The proposed amendment may have the effect of permitting our current management, including the current Board, to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of our business. However, our Board is not aware of any attempt to take control of the Company, and our Board has not presented this proposal with the intent that it be utilized as a type of anti-takeover device.

No Dissenters' Rights

Neither Colorado law nor our Articles of Incorporation or bylaws provide our stockholders with dissenters' or appraisal rights in connection with this proposal.

Vote Required and Board Recommendation

The passage of this Proposal 1 requires the affirmative vote of a majority of our outstanding shares. Our Board recommends a vote FOR this Proposal.

PROPOSAL 2

To approve an amendment to the Company's Articles of Incorporation to authorize a class of undesignated or "blank check" preferred stock, consisting of up to 500,000,000 authorized shares, which may be issued in one or more series, with such rights, preferences, privileges and restrictions as shall be fixed by the Company's Board of Directors

General

Our Board of Directors unanimously approved and recommended for adoption by the shareholders the following Amendment to the Articles of Incorporation, (the "Second Amendment"), whereby the box in section 12 of the Articles of Incorporation authorizing additional classes of capital will be marked and the following sentence will be added to section 12 as follows with that certain amount of shares as determined by the board:

"The corporation is authorized to issue [ ] shares of undesignated or "blank check" preferred stock, with a par value of $0.001 per share."

This Proposal 2 is to approve the Second Amendment; however, as discussed below, we do not seek shareholder approval relating to any issuance of shares of preferred stock. If Proposal 2 is approved, the Board will file the Second Amendment with the Secretary of State of Colorado. The creation of authorized undesignated or "blank check" preferred stock will become effective on the date of filing.

Background and Reasons for the Proposed Amendment

As of August 26, 2013, we did not have any authorized preferred stock. The Second Amendment would create 500,000,000 shares of undesignated or "blank check" preferred stock with a par value of $0.001 per share. The Second Amendment would enable the Company to designate classes of preferred stock with rights and preferences determined by the Board.

Advantages, Disadvantages and Effects of the Proposed Blank Check Preferred Stock

In addition to the foregoing, the Board believes that the advantages in the authorization of undersigned preferred shares would provide the Company greater flexibility with respect to the Company's capital structure for such purposes as additional equity financings and stock based acquisitions. "Blank check" preferred stock is commonly authorized by publicly traded companies and is frequently used as a preferred means of raising capital and making acquisitions. In particular, in recent years, smaller companies have been required to utilize senior classes of securities to raise capital, with the terms of those securities being highly negotiated and tailored to meet the needs of both investors and the issuing companies. Such senior securities typically include liquidation and dividend preferences, protections, conversion privileges and other rights not found in common stock. We presently lack the authority to issue preferred stock and, accordingly, are limited to issuing common stock or debt securities to raise capital. By authorizing a class of "blank check" preferred stock, we would increase our flexibility in structuring transactions. The full text of the proposed Blank Check Preferred Articles Amendment is set forth in Exhibit A attached to this Proxy Statement.

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Additionally, subject to the provisions of the Company's Articles of Incorporation and the limitations prescribed by law, the Board would be expressly authorized, at its discretion, to adopt resolutions to issue shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether the dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the stockholders. The Board would be required to make any determination to issue shares of preferred stock based on its judgment as to the best interests of the Company and its stockholders. The amendment to Articles of Incorporation would give the Board flexibility, without further stockholder action, to issue preferred stock on such terms and conditions as the Board deems to be in the best interests of the Company and its stockholders.

The disadvantages include, among other things, an issuance of preferred stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and by increasing the number of votes required to approve a change in control of the Company. Shares of voting or convertible preferred stock could be issued, or rights to purchase such shares could be issued, to render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise. The ability of the Board to issue such additional shares of preferred stock, with the rights and preferences it deems advisable, could discourage an attempt by a party to acquire control of the Company by tender offer or other means. Such issuances could therefore deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price that such an attempt could cause. Moreover, the issuance of such additional shares of preferred stock to persons friendly to the Board could make it more difficult to remove incumbent managers and directors from office even if such change were to be favorable to stockholders generally.

While the Blank Check Preferred Articles Amendment may have anti-takeover ramifications, the Board believes that the financial flexibility offered by such amendment outweighs any disadvantages. To the extent that such amendment may have anti-takeover effects, such amendment may encourage persons seeking to acquire the Company to negotiate directly with the Board enabling the Board to consider the proposed transaction in a manner that best serves the stockholders' interests.

No Dissenter's Rights

Neither Colorado law nor our Articles of Incorporation or bylaws provide our stockholders with dissenters' or appraisal rights in connection with this proposal.

Vote Required and Board Recommendation

The passage of this Proposal 2 requires the affirmative vote of a majority of our outstanding shares. Our Board recommends a vote FOR this Proposal.

PROPOSAL 3

To approve an amendment to the Company's Articles of Incorporation to effect a reverse stock split of the outstanding shares of the Company's common stock, at a reverse stock split ratio of up to 1-for-20, as determined by the Board of Directors in its sole discretion.

The Board has considered, deemed advisable, and adopted resolutions approving and recommending to our shareholders for their approval a proposed amendment to the Company's Articles of Incorporation to effect a reverse stock split of the outstanding shares of our common stock at a reverse stock split ratio of up to 1-for-20, as may be determined by the Board in its sole discretion, which would only be affected in contemplation of an uplisting of our common stock on a national securities exchange. If approved by our shareholders, the Board would be permitted and authorized (but not required) to effect a reverse stock split of our common stock at a reverse stock split ratio no greater than 1-for-20 (or no reverse stock split ratio at all) and to file with the Secretary of State of the State of Colorado an amendment to our Articles of Incorporation, as amended to date, effecting such reverse stock split, which would be filed at such time as our Board deems appropriate. If this Proposal 3 is approved, no further action on the part of shareholders will be required to either implement or abandon the reverse stock split. If the proposal is approved by shareholders and the Board determines to implement the reverse stock split, we would communicate to the public, prior to the effective time of the reverse stock split, additional details regarding the reverse stock split (including the final reverse stock split ratio, as determined by the Board). Depending on the ratio for the reverse stock split determined by the Board of directors, a certain amount of common stock shares will be combined into one share of common stock. The number of shares of common stock issued and outstanding will therefore be reduced, depending upon the reverse stock split ratio determined by the Board.

The Board believes that shareholder approval of the potential exchange ratio (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of a reverse stock split. The amendment to the Articles of Incorporation that is filed to effect the reverse stock split, if any, will include only the reverse split ratio determined by the Board to be in the best interests of shareholders. The reverse stock split, if approved by our shareholders, would become effective upon the filing of a Certificate of Amendment to our Articles of Incorporation with the Secretary of State of the State of Colorado. The exact timing of this filing will be determined by the Board based on its evaluation as to when such action will be the most advantageous to the Company and shareholders. In addition, the Board reserves the right, notwithstanding shareholder approval and without further action by the shareholders, to elect not to proceed with reverse stock split if the Board, in its sole discretion, determines that it is no longer in the Company's best interests and the best interests of its shareholders to proceed with the split.

Mechanics of the Proposed Reverse Stock Splits

If our shareholders approve this Proposal 3, upon the filing of documentation with the Secretary of State of the State of Colorado, Financial Industry Regulatory Authority (FINRA) and our stock transfer agent, a particular reverse stock split ratio to be determined and effected by the Board will become effective. After the reverse stock split becomes effective, our common stock will have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify our equity securities.

The reverse stock split, if and when effected, would affect all of our shareholders uniformly and would not affect any shareholder's percentage ownership interests or proportionate voting power, except to the extent that the reverse stock split results in any of our shareholders receiving cash in lieu of a fractional share. As described below, shareholders otherwise entitled to fractional shares as a result of the reverse stock split will receive cash payments in lieu of such fractional shares. These cash payments will reduce the number of post-reverse stock split shareholders to the extent there are presently stockholders who would otherwise receive less than one share of our common stock after the reverse stock split. The other principal effects of the reverse stock split will be that:

● the number of issued and outstanding and treasury shares of our common stock will be reduced proportionately based on the final reverse stock split ratio of the proposed range, as determined by the Board;

● based on the final reverse stock split ratio, the per share exercise price of all outstanding option awards will be increased proportionately and the number of shares of our common stock issuable upon the exercise of all outstanding option awards and the vesting of all unvested stock units (including restricted stock units and performance stock units) will be reduced proportionately. These adjustments will result in approximately the same aggregate exercise price being required to be paid for all outstanding option awards upon exercise, although the aggregate number of shares issuable upon the exercise of such option awards will be reduced proportionately following the reverse stock split;

● the number of shares reserved for issuance and any maximum number of shares with respect to which equity awards may be granted to any participant under our equity-based compensation plans will be reduced proportionately based on the final reverse stock split ratio; and

● in addition, the reverse stock split will likely increase the number of shareholders who own odd lots (less than 100 shares). Shareholders who hold odd lots may experience an increase in the cost of selling their shares and may have greater difficulty in executing sales.

Although the number of outstanding shares of our common stock would decrease following the proposed reverse stock split, our Board does not intend for the reverse stock split to be the first step in a "going private transaction" within the meaning of Rule 13e-3 of the Exchange Act.

Fractional Shares

Shareholders will not receive fractional post-reverse stock split shares in connection with the reverse stock split. Instead, the transfer agent will aggregate all fractional shares and sell them as soon as practicable after the effective time at the then prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share. We expect that the transfer agent will conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of our common stock. After the transfer agent's completion of such sale, shareholders will receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.

No transaction costs will be assessed on shareholders for the cash payment. Shareholders will not be entitled to receive interest for the period of time between the effective time of the reverse stock split and the date payment is made for their fractional share interest in our common stock. You should also be aware that, under the escheat laws of certain jurisdictions, sums due for fractional interests that are not timely claimed after the funds are made available may be required to be paid to the designated agent for each such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds may have to obtain the funds directly from the state to which they were paid.

If you believe that you may not hold sufficient shares of our common stock at the effective time of the reverse stock split to receive at least one share in the reverse stock split and you want to continue to hold our common stock after the split, you may do so by either purchasing a sufficient number of shares of our common stock; or if you have shares of our common stock in more than one account, consolidating your accounts, so that in each case you hold a number of shares of our common stock in your account prior to the reverse stock split that would entitle you to receive at least one share of our common stock on a post-reverse stock split basis. Shares of common stock held in registered form (that is, stock held by you in your own name in our stock register records maintained by our transfer agent) and stock held in "street name" (that is, stock held by you through a bank, broker or other nominee) for the same investor will be considered held in separate accounts and will not be aggregated when effecting the reverse stock split.

Effect on Registered and Beneficial Shareholders

Upon the reverse stock split, we intend to treat shareholders holding shares of our common stock in "street name" (that is, held through a bank, broker or other nominee) in the same manner as registered shareholders whose shares of our common stock are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares of our common stock in "street name;" however, these banks, brokers or other nominees may apply their own specific procedures for processing the reverse stock split. If you hold your shares of our common stock with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your nominee.

Effect on Registered "Book-Entry" Shareholders

Our registered shareholders may hold some or all of their shares electronically in book-entry form. These shareholders will not have stock certificates evidencing their ownership of our common stock. They are, however, provided with a statement reflecting the number of shares of our common stock registered in their accounts.

If you hold registered shares of our common stock in a book-entry form, you do not need to take any action to receive your post-reverse stock split shares of our common stock in registered book-entry form or your cash payment in lieu of any fractional interest, if applicable. If you are entitled to post-reverse stock split shares of our common stock, a transaction statement will automatically be sent to your address of record as soon as practicable after the effective time of the reverse stock split indicating the number of shares of our common stock you hold.

If you are entitled to a payment in lieu of any fractional interest, a check will be mailed to you at your registered address as soon as practicable after the reverse stock split. By signing and cashing this check, you will warrant that you owned the shares of our common stock for which you received a cash payment. See "Fractional Shares" above for additional information.

Effect on Registered Certificated Shares

Some registered stockholders hold their shares of our common stock in certificate form or a combination of certificate and book-entry form. If any of your shares of our common stock are held in certificate form, you will receive a transmittal letter from our transfer agent as soon as practicable after the effective time of the reverse stock split. The transmittal letter will be accompanied by instructions specifying how you can exchange your certificate representing the pre-reverse stock split shares of our common stock for a statement of holding, together with any payment of cash in lieu of fractional shares to which you are entitled. When you submit your certificate representing the pre-reverse stock split shares of our common stock, your post-reverse stock split shares of our common stock will be held electronically in book-entry form. This means that, instead of receiving a new stock certificate, you will receive a statement of holding that indicates the number of post-reverse stock split shares of our common stock you own in book-entry form. We will no longer issue physical stock certificates unless you make a specific request for a share certificate representing your post-reverse stock split ownership interest. Beginning on the effective time of the reverse stock split, each certificate representing pre-reverse stock split shares will be deemed for all corporate purposes to evidence ownership of post-reverse stock split shares. If you are entitled to a payment in lieu of any fractional share interest, payment will be made as described above under "Fractional Shares."

We have no plans for the cancellation or purchase of shares of common stock from holders of a nominal number of shares following the reverse split. We will continue to be subject to the periodic reporting requirements of the Exchange Act.

As discussed above, our Board believes the completion of any of the reverse splits will cause the minimum bid price of the common stock to increase. There can be no assurance, however, that the reverse split will result in any change in the price of the common stock or that, if the price of the common stock does increase as a result of the reverse split, the amount or duration of such increase.

Accounting Matters

The reverse split will not affect the par value of our common stock. As a result, on the effective date of the reverse split, the stated capital on our balance sheet attributable to the common stock will be reduced in proportion to the fraction by which the number of shares of common stock are reduced, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of our common stock will be retroactively increased for each period because there will be fewer shares of our common stock outstanding.

Potential Anti-Takeover Effect

Our ability to issue additional shares could be used to thwart persons, or otherwise dilute the stock ownership of shareholders seeking to control the Company. The reverse stock split is not being recommended by the Board as part of an anti-takeover strategy.

Certain Risks Associated with a Reverse Split of our Securities

Our total market capitalization after a reverse split of our common shares may be lower than before the reverse split.

There are numerous factors and contingencies that could affect our common share price following a reverse split of our common shares, such as our reported results of operations in future periods, and general economic, market and industry conditions. Also, reverse splits are sometimes perceived by investors to imply that an issuer is having financial difficulties and, as a result, reverse splits sometimes cause the trading price of the resulting security to be lower than the pre-split share price or not to increase to or maintain its share price on a post-reverse split adjusted basis.

If a reverse stock split is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that a reverse stock split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after a reverse stock split is implemented may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common stock could be adversely affected following such a reverse stock split.

If a reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of a reverse stock split to holders of the Common Stock. This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the "IRS) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. holders (as defined below) that hold their shares of common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular stockholder or to stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

- stockholders that are not U.S. holders

- financial institutions;

- insurance companies;

- tax-exempt organizations;

- dealers in securities or currencies;

- persons whose functional currency is not the U.S. dollar;

- traders in securities that elect to use a mark to market method of accounting;

- persons who own more than 5% of the Company's outstanding stock;

- persons that hold the Common Stock as part of a straddle, hedge, constructive sale or conversion transaction; and

- U.S. holders who acquired their shares of the Common Stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds the common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the reverse stock split to them.

This discussion does not address the tax consequences of a reverse stock split under state, local or foreign tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Holders of the common stock are urged to consult with their own tax advisors as to the tax consequences of a reverse stock split in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

For purposes of this section, the term "U.S. holder" means a beneficial owner of the common stock that for U.S. federal income tax purposes is:

● a citizen or resident of the United States;

● a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

● an estate that is subject to U.S. federal income tax on its income regardless of its source; or

● a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

No Dissenters' Rights

Neither Colorado law nor our Articles of Incorporation or bylaws provide our stockholders with dissenters' or appraisal rights in connection with this proposal.

Vote Required and Board Recommendation

The passage of this Proposal 3 requires the affirmative vote of a majority of our outstanding shares. Our Board recommends a vote FOR this Proposal.

OTHER MATTERS

The Board knows of no other matters which will come before the meeting. However, if any matters other than those set forth in the notice should be properly presented for action, the persons named in the proxy intend to take such action as will be consistent with the policies of the Company and will use their discretion.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they are or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you currently receive multiple proxy statements and would prefer to participate in householding, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to Eco Building Products, Inc., 909 West Vista Way, Vista California 92083 Attention: Steve Conboy, or by faxing a communication to (760) 732-5845.

WHERE YOU CAN FIND MORE INFORMATION

This proxy statement refers to certain documents that are not presented herein or delivered herewith. Such documents are available to any person, including any beneficial owner of our shares, to whom this proxy statement is delivered upon oral or written request, without charge. Requests for such documents should be directed to Eco Building Products, Inc., 909 West Vista Way, Vista, California 92083 (760) 732-5826. Please note that additional information can be obtained from our website at http://www.ecob.net/index.php.

We file annual and special reports and other information with the SEC. Certain of our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office 100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.

20

EXHIBIT A

**ARTICLES OF AMENDMENT OF
ECO BUILDING PRODUCTS, INC.**

**ARTICLES OF AMENDMENT OF
ECO BUILDING PRODUCTS, INC.**

Eco Building Products, Inc., a corporation organized and existing under the laws of the State of Colorado, does hereby certify:

FIRST: That the Board of Directors (the "Board") of Eco Building Products, Inc. (the "Corporation") resolutions were duly adopted setting forth a proposed amendment of the Articles of Incorporation of the Corporation authorizing 500,000,000 shares of a new class of preferred stock, par value $0.001 per share (the "Preferred Authorization"), and, declaring said amendments, as reflected in a single amendment (hereinafter the "Amendment"), to be advisable and calling for separate approvals of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed Amendment is substantially as follows:

RESOLVED, that the Articles of Incorporation of the Corporation be amended by amending the Article IV thereof relating to the authorized shares of the Corporation, so that, as amended, said Article IV shall include the following:

ARTICLE IV

CAPITAL STOCK

Section 4. Blank-Check Preferred Stock. The total number of shares of undesignated preferred stock which the Corporation shall have the authority to issue is 500,000,000 shares, with a par value of $0.001 per share. The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held on _____, 2013 upon notice in accordance with section 7-107-105 of the Colorado Revised Statutes of the State of Colorado, pursuant to which a majority of each class of stockholders voted in favor of the Amendment.

THIRD: That said Amendment was duly adopted on _____, 2013 in accordance with the provisions of Section 7-110-103 of the Colorado Revised Statutes of the State of Colorado.

FOURTH: That the capital of said Corporation shall not be reduced under or by reason of said Amendment.

IN WITNESS WHEREOF, the undersigned has executed this Articles of Amendment of the Articles of Incorporation of Eco Building Products, Inc. as of _____, 2013.

ECO BUILDING PRODUCTS, INC.

By: _____
Name: Steven Conboy
Title: CEO